

September 29, 2014

<u>Via E-mail</u>
Jerry Pascucci
President and Director, Sydling Futures Management LLC
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 13th Floor
New York, NY 10019

Re: Cavendish Futures Fund LLC
        Amendment No. 1 to Form 10-12G
        Filed September 3, 2014
        File No. 000-55213

Dear Mr. Pascucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated June 25, 2014. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

2.   Please indicate the potential percentage range of fund assets that may be invested in swaps or forward contracts and/or clarify if there is a limitation on such investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Daryl Dewbrey, Via E-mail
       Jennifer Magro, Via E-mail
       Rita Molesworth, Via E-mail